AB 3/3

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2011
WASH, D.C.
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66005

KH 3/2

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCD Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3313 S. Packerland Suite E
(No. and Street)

De Pere	Wisconsin	54115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Siesennop (920) 347-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brunette, Keith J.
(Name – *if individual, state last, first, middle name*)

808 Bayland Court	Green Bay	Wisconsin	54304
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11016853

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/3

OATH OR AFFIRMATION

I, Amy Siesennop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCD Financial, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Amy Siesennop
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCD FINANCIAL, INC.

De Pere, Wisconsin

FINANCIAL STATEMENTS

Including Accountant's Audit Report

December 31, 2010

KCD Financial, Inc.
Table of Contents

Brunette Tax & Accounting, LLC
Certified Public Accountants and Consultants

Independent Auditor's Report on Internal Control of a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

February 18, 2011

Board of Directors and Shareholders
KCD Financial, Inc.
3313 S. Packerland Drive, Suite E
De Pere, WI 54115

In planning and performing our audit of the financial statements of KCD Financial, Inc. for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by KCD Financial, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs on internal control structure policies and procedures and of the practices and procedures that can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

808 Bayland Court Green Bay, WI 54304
Office: (920) 592-0400 Fax: (920) 592-9314
Website: brunettetax.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected.

Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that some lack of segregation of function exits. Although this condition may be considered to be a material weakness in internal control, it is common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of KCD Financial, Inc. for the year ended December 31, 2010. In addition, no facts came to our attention, which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at KCD Financial, Inc. to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry National Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Sincerely,

Keith Brunette

Brunette Tax & Accounting, LLC

Brunette Tax & Accounting, LLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
KCD Financial, Inc.
3313 S. Packerland Drive, Suite E
De Pere, WI 54115

We have audited the accompanying Balance Sheet -- income tax basis, of KCD Financial, Inc. as of December 31, 2010, and the related statements of Income, Retained Earnings--income tax basis, Changes in Stockholders' Equity--income tax basis, Cash Flows –income tax basis, and the computation of Net Capital. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

As part of our audit we performed a reconciliation of the audited computation of net capital and the broker-dealer's net capital as per the unaudited FOCUS Part IIA. Reconciliation between the audited computation and the unaudited information provided by the company on FOCUS Part IIA is part of this report.

Also, in conducting the audit in accordance with generally accepted auditing standards, we noted no material inadequacies in the procedures of systems of the company.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCD Financial, Inc. as of December 31, 2010, and results of its operations and cash flows for the period then ended on the basis of accounting described in the Notes to the Financial Statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

Sincerely,

Brunette Tax & Accounting, LLC

808 Bayland Court Green Bay, WI 54304
Office: (920) 592-0400 Fax: (920) 592-9314
Website: brunettetax.com

KCD Financial, Inc.
Statement of Financial Condition - IncomeTax Basis
December 31, 2010

ASSETS	2010	2009
CURRENT ASSETS		
Cash in Bank - Associated Bank	$96,144	$72,186
Petty Cash	0	25
Accounts Receivable - Concessions	65,003	95,631
Accounts Receivable - SWS	0	1,743
SWS KCD Corp. Account	30,447	30,431
Accounts Rec - Federal Income Tax Refund	7,887	0
Settlement - Belonge	13,835	0
Misc. Rep. Renewal	0	13,601
TOTAL CURRENT ASSETS	$213,315	$213,617
FIXED ASSETS		
Equipment	$29,539	$29,539
Furniture and Fixtures	7,396	6,647
Leasehold Improvements	1,349	1,349
Accumulated Depreciation	(36,085)	(34,198)
TOTAL FIXED ASSETS	$2,199	$3,337
OTHER ASSETS		
(Cash segregated under federal and other regulations)		
Investment	30,026	30,011
TOTAL OTHER ASSETS	$30,026	$30,011
TOTAL ASSETS	**$245,540**	**$246,965**
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued Commissions Payable	$58,566	$84,155
Accounts Payable	52,130	4,428
Credit Card Payable	1,949	1,340
Other Accrued Liabilities	26,835	40,792
Simple IRA Payable	0	2,782
Preferred Stock Dividend Payable	4,292	3,229
Payroll Liabilities	628	1,371
State Income Tax Payable	1,129	0
Federal Tax Payable	0	20,690
TOTAL CURRENT LIABILITIES	$145,529	$158,787
STOCKHOLDER'S EQUITY		
Common stock, .0001 Par Value - 50,000 shares registered with State 10,000 Board Authorized to be Issued 8,433 shares actually issued	105,150	105,150
Preferred stock $25 Par Value 25,000 Authorized 1,000 Issued	25,000	25,000
Additional Paid-In Capital	20,057	20,057
Treasury Stock - Common	(11,000)	(11,000)
Retained Earnings	(39,196)	(51,028)
TOTAL EQUITY	$100,011	$88,179
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	**$245,540**	**$246,966**

See accompanying notes to financial statements and accountants' audit report

KCD Financial, Inc.
Statement of Income and Retained Earnings - Income Tax Basis
December 31, 2010

	2010	2009
OPERATING REVENUES		
Concessions	$2,051,474	$2,238,449
Real Estate Fees	1,167,178	461,172
Other Operating Revenue	728,402	444,431
TOTAL REVENUE	$3,947,054	$3,144,052
OPERATING EXPENSES		
Commissions	$3,238,580	$2,581,914
Cost of Labor	320,153	408,740
Operating Expenses	373,127	69,431
TOTAL OPERATING EXPENSES	$3,931,859	$3,060,085
OPERATING LOSS/INCOME	$15,194	$83,967
PROVISION FOR INCOME TAXES	$3,362	$14,743
NET LOSS/INCOME	$11,832	$98,710
BEGINNING RETAINED EARNINGS	($51,028)	($149,738)
ENDING RETAINED EARNINGS	($39,196)	($51,028)

See accompanying notes to financial statements and accountants' audit report

KCD Financial, Inc.
Statement of Cash Flow - Income Tax Basis
December 31, 2010

	2010	2009
CASH FLOW FROM OPERATING ACTIVITIES		
Net Operating Loss/Income	$11,832	$98,710
Adjustments to reconcile net loss to net cash flows from operating activities:		
Amortization	0	68
Depreciation	1,887	2,869
Increase in Receivables	24,251	(23,820)
Increase in Payables	(13,258)	(13,380)
Net Cash Produced by Operating Activities	24,712	64,447
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of Assets	(749)	(765)
Other Assets - Gain/loss on sale	0	141
Required Deposits	(30)	3,964
Additional Paid-In Capital	0	20,057
Payment of Preferred Dividend	0	(38,017)
Repurchase of Preferred Stock	0	(81,250)
Net Cash Produced by Investment Activities	(779)	(95,870)
Net Increase in Cash	23,932	(31,424)
CASH AT BEGINNING OF YEAR	72,211	103,635
CASH AT END OF YEAR	$96,144	$72,211

KCD Financial, Inc.
Statement of Changes in Stockholder Equity - Income Tax Basis
December 31, 2010

	Capital	Retained Earnings
Beginning Balance	$ 139,207	$ (51,028)
Net Income/(Loss)		11,832
Ending Balance	$139,207	$ (39,196)

See accompanying notes to financial statements and accountants' audit report

KCD Financial, Inc.
Notes to Financial Statements
December 31, 2010

Summary of Significant Accounting Principles
This summary of significant accounting policies of KCD Financial, Inc. is presented to assist in understanding the Company's Financial Statements. The Financial Statements and notices are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to other comprehensive basis of accounting, income tax basis, and have been consistently applied in the preparation of the Financial Statements.

Nature of Business
The company operates a brokerage services firm located in De Pere, WI. The Company is licensed by Financial Industry National Regulatory Authority, Inc. and is subject to the rules of that association. The Company currently purchases stocks, mutual funds, real estate, and insurance policies at the request of its clients.

Basis of Accounting
The company uses other comprehensive basis of accounting (OCBOA) tax depreciation for reporting purposes rather than method/lives required by generally accepted accounting principles.

Cash and Cash Equivalents
For the purpose of the Statement of Cash Flows, the Company considers all highly liquid debt instruments or investments purchased with a maturity of three months or less to be cash equivalents. In addition, the Company excludes restricted cash in this number.

Property and Equipment
Property and equipment are carried at cost. Depreciation of property and equipment is provided using accelerated methods over the underlying asset's estimated useful life for audit statement purposes and income tax purposes.

Income Taxes
The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. The current portion of the income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes* are as follows: federal - $2,233 and state - $1,129. As of December 31, 2010, the company had retained earnings of $(39,196).

Cash Segregated Under Federal and Other Regulations

As required by the SEC/FINRA, the Company has segregated cash of $50,000 for the benefit of its clients. The amount segregated is determined by the number of brokers and type of securities traded.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Lease Agreement

The Company renewed its lease agreement for office space for its De Pere location with Business Development Corp., commencing November 1, 2010 for a term of 5 years ending October 31, 2015, at an annual rate of $33,240 per year with 2% annual increases commencing on the third anniversary date (November 1, 2013) and annually on each such date thereafter. The company is also responsible for all utilities and all real estate taxes levied in respect of the Premises.

Legal Issues

As of December 31, 2010, KCD is the claimant in FINRA arbitration proceedings against American Beacon Partners, Inc. (James Hintz and Steven Salzman). The case arises out of a failed merger between KCD and American Beacon, during the course of which Hintz and Salzman improperly used KCD funds to pay the expenses of other entities. The case is scheduled for a hearing on March 15, 2011.

Stockholders' Equity

The Board of Directors of the Corporation is expressly vested with the authority to divide the Series Preferred Stock into one or more series and to fix, determine and state the voting power, dividend, redemption, conversion and liquidation rights, designations, preferences and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof in the resolution or resolutions providing for the issuance of such stock adopted by the Board of Directors hereto.

Subject to the prior and superior rights of the Series Preferred Stock and on the conditions set forth in any resolution or resolutions of the Board of Directors providing for the issuance of any particular series of the Series Preferred Stock, the Board of Directors may declare and pay dividends on the Common Stock from time to time as funds may be legally available, therefore, which may be payable in cash, stock or other property.

Stockholders' Equity (continued)

Subject to the voting rights, if any, as may be set forth in any resolution or resolutions of the Board of Directors providing for the issuance of any particular series of any Series Preferred Stock, the holders of the Common Stock shall be entitled to one vote for each share held at all meetings of the stockholders of the Corporation. In the event of the liquidation, dissolution or winding up of the affairs of the Corporation and after all payments and distributions shall have been made in full to the holders of the Series Preferred Stock as may have been required under the terms of the resolution or resolutions of the Board of Directors providing for the issuance of any particular series of the Series Preferred Stock, the remaining assets and funds of the Corporation shall be distributed among the holders of the Common Stock according to their respective shares.

During 2010 the company accrued interest payable on the Series II Preferred Stock.

Commissions

Commissions and related clearing expenses are recorded in the month the commission is earned. Commissions payable to representatives are estimated based on historical pay-out rates.

KCD Financial, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

	2010	2009
NET CAPITAL		
Total Stockholders' Equity	$100,011	$88,179
Deduct Stockholders' Equity Not allowed for Net Capital		
Total Stockholders' Equity Qualified for net Capital	$100,011	$88,179
Deductions and/or Charges:		
Nonallowable Assets:		
Petty Cash	0	25
Company Fixed Assets	2,199	3,337
Aged Receivables - over 30 days	2,562	5,413
Receivables From Non-Customers	13,835	13,601
	18,595	22,376
NET CAPITAL	$81,416	$65,803
AGGREGATE INDEBTEDNESS:		
(Items included on Balance Sheet)		
Accounts Payable	139,480	130,714
Accrued Employer Taxes	6,049	28,072
TOTAL AGGREGATE INDEBTEDNESS	$145,529	$158,786
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Requirement:		
(based on aggregate indebtedness)	9,702	10,586
Minimum Dollar Requirement	50,000	50,000
Excess Net Capital	$31,416	$15,803
Excess net Capital at 1000%	$66,863	$49,925
Ratio: Aggregate Indebtedness to Net Capital	179%	241%

SUPPLEMENTAL INFORMATION

KCD Financial, Inc.
OPERATING EXPENSES - COST OF LABOR
December 31, 2010

	2010	2009
OPERATING EXPENSES		
COST OF LABOR		
Salaries	$182,292	$193,357
Hourly Wages	99,960	105,801
Exec Bonus Commission	1,500	42,070
FICA Tax Expense	21,707	20,458
Federal Unemployment Tax	560	370
State Unemployment Tax	35	776
Payroll Direct Deposit Fees	120	-
Staff Training	196	633
Workers Comp	649	-
Car Allowance	5,000	26,350
Simple IRA Expense	8,135	8,299
Life Insurance	-	10,627
TOTAL COST OF LABOR	$320,153	$408,740

See accompanying notes to financial statements and accountants' audit report

KCD Financial, Inc.
OPERATING EXPENSES - GENERAL
December 31, 2010

	2010	2009
OPERATING EXPENSES		
NASD Reg. Fees/Misc	$2,302	($593)
State Reg. Fees/Licenses and Permits	8,871	93
E & O Insurance	51,208	(67,791)
Liability Insurance	5,491	1,005
Telephone	10,666	10,687
Postage and Delivery	6,752	5,298
Printing and Reproduction	417	38
Equipment Repairs	0	1,494
Computer Repairs	12,939	22,231
Computer Software	0	190
Automobile Expense	5,049	0
Business Expense	8,929	(532)
Management Expense	131,000	0
Rent	41,019	41,255
Gas and Electric	5,957	5,269
Property Tax	183	215
Depreciation Expense	1,887	2,869
Amortization Expense	0	68
Miscellaneous	(169)	1,981
Advertising	2,464	0
Meals and Entertainment	1,640	0
Office Supplies	3,781	3,473
Diminimis Fringe	0	654
Cleaning and Maintenance	2,143	3,198
Legal Fees	43,454	8,797
Accounting Fees	16,009	9,216
Consultants	7,410	(936)
Professional Fees - Technology	0	4,484
Dues and Subscriptions	198	1,758
Gain/Loss on Asset Disposal	0	141
Interest Expense	1,215	13,089
Bank Service Charges	2,313	1,780
TOTAL COST OF OPERATING EXPENSES	$373,127	$69,431